UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13D-1(B), (C) AND (D)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

Advanced Remote Communication Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

096662101

(CUSIP Number)

May 31, 2002

     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 Pages

CUSIP No. 096662101	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lexington Funding, LLC (the "LLC")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares

	6	SHARED VOTING POWER 3,665,761 shares*, the voting power with respect to which is shared with Louis L. Gonda

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 3,665,761* shares, the dispositive power of which is shared with Louis L. Gonda

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,665,761*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.7%*

12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*Assuming the conversion of shares of the issuer's preferred stock held by the Reporting Person.

CUSIP No. 096662101	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amended and Restated Louis L. Gonda Family Trust, dated April 1, 1993 (the "Trust")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares

	6	SHARED VOTING POWER 588,000 shares, the voting power with respect to which is shared with Louis L. Gonda

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 588,000 shares, the dispositive power of which is shared with Louis L. Gonda

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%

12	TYPE OF REPORTING PERSON OO (Trust)

CUSIP No. 096662101	SCHEDULE 13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis L. Gonda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1 share

6	SHARED VOTING POWER

4,253,761 shares comprised of (i) 3,665,761 shares, the voting power with respect to which is shared with the LLC, and (ii) 588,000 shares, the voting power with respect to which is shared with the Trust.

	7	SOLE DISPOSITIVE POWER 1 share

8	SHARED DISPOSITIVE POWER

4,253,761 shares comprised of (i) 3,665,761 shares, the dispositive power of which is shared with the LLC, and (ii) 588,000 shares, the dispositive power of which is shared with the Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,253,762

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.1%

12	TYPE OF REPORTING PERSON IN

CUSIP No. 096662101	SCHEDULE 13G	Page 5 of 7 Pages

Item 1(a)	Name of Issuer:

Advanced Remote Communication Solutions, Inc., formerly known as Boatracs, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10675 Sorrento Valley Road San Diego, CA 92121

Item 2(a)	Name of Person Filing:

This Statement is being filed by Lexington Funding, LLC (the “LLC”); the Amended and Restated Louis L. Gonda Family Trust, dated April 1, 1993 (the “Trust”); and Louis L. Gonda, who are sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to be a “group” for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder. The LLC is party to a Voting Agreement with Housatonic Micro Fund SBIC, L.P., a Delaware limited partnership (“Housatonic”), dated May 30, 2002 pursuant to which the LLC agreed to vote all of its shares of voting capital stock of the issuer (i) in favor of an increase in the reserve of shares under the issuer’s 1996 Stock Option Plan and (ii) in the event that Housatonic exercises its option to purchase the assets of the issuer’s Boatracs division, to approve such sale. The LLC expressly disclaims membership in a group with respect to the Voting Agreement, and the filing of this Schedule 13G shall not be construed as an admission that the LLC or the Reporting Persons are the beneficial owners of any securities held by Housatonic. The Voting Agreement is attached hereto as Exhibit 3.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 9350 Wilshire Boulevard, Suite 400, Beverly Hills, California 90212.

Item 2(c)	Citizenship:

The LLC is a California limited liability company. The Trust is governed by the laws of the State of California. Mr. Gonda is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

096662101

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP No. 096662101	SCHEDULE 13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see Row 5 of cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote: see Row 6 of cover page for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition of: see Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of: see Row 8 of cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the Reporting Persons.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 096662101	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2002

/s/ LOUIS L. GONDA
Louis L. Gonda, on behalf of himself, on behalf of the LLC, as Chief Executive Officer and President of Lexington Commercial Holdings, Inc., its Manager, and on behalf of the Trust, as trustee

EXHIBIT INDEX

Number	Exhibit
1	Agreement to File Joint Statements on Schedule 13G*
2	Identification of the Reporting Persons
3	Voting Agreement

* Previously filed